UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of July 2005

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Allotment Notice
99.2	Allotment Notice
99.3	Allotment Notice
99.4	Allotment Notice

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: July 7th, 2005	By:	/s/ David Newman

(Signature)

David Newman
Director

Austral Pacific Energy Ltd

Information to be supplied to the New Zealand Stock Exchange under Listing Rule 7.12.1

16 May 2005

Allotment of shares:

  Ordinary shares, CA 0525261008

  20,000 shares

  20,000 options exercised at US$1.25

  Cash

  N/a

  Shares issued equivalent to 0.11% of total ordinary shares now on issue

  Reason for issue – exercise of options

  Options terms dated 6 July 2000, varied 15 October 2002

  Terms: not transferable in Canada until February 15, 2003 (no restrictions now apply); not transferable to US citizens for 40 days after issue (18 June 2005)

  18,586,453 ordinary shares in total after issue

  N/a

  Date of issue: 9 May 2005

Austral Pacific Energy Ltd

Information to be supplied to the Exchange under Listing Rule 7.12.1

23 May 2005

Allotment of shares:

  Ordinary shares, CA 0525261008

  25,000 shares

  25,000 options exercised at US$1.25

  Cash

  N/a

  Shares issued equivalent to 0.13% of total ordinary shares now on issue

  Reason for issue – exercise of options

  Options terms dated 6 July 2000, varied 15 October 2002

  Terms: not transferable in Canada until February 15, 2003 (no restrictions now apply); not transferable to US citizens for 40 days after issue (28 June 2005)

  18,611,453 ordinary shares in total after issue

  N/a

  Date of issue: 19 May 2005

Austral Pacific Energy Ltd

Information to be supplied to the Exchange under Listing Rule 7.12.1

27 June 2005

Allotment of shares:

  Ordinary shares, CA 0525261008

  45,000 shares

  45,000 options exercised at US$1.25

  Cash

  N/a

  Shares issued equivalent to 0.24% of total ordinary shares now on issue

  Reason for issue – exercise of options

  Options terms dated 6 July 2000, varied 15 October 2002

  Terms: not transferable in Canada until February 15, 2003 (no restrictions now apply); not transferable to US citizens for 40 days after issue (30 July, 2 and 6 August 2005 respectively)

  18,656,453 ordinary shares in total after issue

  N/a

  Dates of issue:

10,000 on 20 June 2005;

10,000 on 24 June 2005;

25,000 on 27 June 2005

Austral Pacific Energy Ltd

Information to be supplied to the New Zealand Stock Exchange under Listing Rule 7.12.1

5 July 2005

Allotment of shares:

  Ordinary shares, CA 0525261008

  10,000 shares

  10,000 options exercised at US$1.25

  Cash

  N/a

  Shares issued equivalent to 0.05% of total ordinary shares now on issue

  Reason for issue – exercise of options

  Options terms dated 6 July 2000, varied 15 October 2002

  Terms: not transferable in Canada until February 15, 2003 (no restrictions now apply); not transferable to US citizens for 40 days after issue (13 August 2005)

  18,666,453 ordinary shares in total after issue

  N/a

  Date of issue: 4 July 2005